Exhibit 99.5

CERTIFICATION PURSUANT TO 18 USC. SECTION 1350,
ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Calcitech Ltd Ltd (the "Company") on Form 20-F for the period ended February 29, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Geoffrey Long, the Chief Accountant of the Company, certify pursuant to 18 USC. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)  The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)  The information contained in the Report fairly represents, in all material respects, the financial condition and result of the operations of the Company

Dated August 31, 2004	/s/ Geoffrey Long

Geoffrey long
Chief Accountant

 A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.